SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

STATEMENT OF NON-INSTALLATION

EXTRAORDINARY SHAREHOLDERS’ MEETING

In compliance with the extraordinary shareholders’ meeting call notice published in the editions of March 31, April 1 and 2, 2020 in the newspaper “O Estado de São Paulo” and “Official Gazette of the State of São Paulo”, on April 30, 2020, at 12:00 p.m., shareholders representing less than 2/3 of the Company’s capital stock attended the meeting at the Company’s headquarters and via remote voting, thus, not being possible to install the extraordinary shareholders’ meeting at first call to deliberate on the following agenda:

a.      Approve amendments to the Bylaws proposed by the Company, as follows:

             i.            Alter the Company’s governance rules in accordance with the rules issued by the Brazilian Securities Exchange Commission (CVM);

           ii.            Approve the authorized capital increase to 400,000,000 shares to be fully paid according to the Board of Directors’ decision, in domestic currency or debentures conversion; and,

         iii.            Amend Article 5 of the Company’s Bylaws to contemplate the capital increase, as to be resolved in the Company’s Extraordinary Shareholders’ Meeting to be held on April 30, 2020, at 10:00 a.m.

In light of no quorum of installation as provided for in Article 135 of Law No. 6.404/76, Management will publish call notices for an extraordinary shareholders’ meeting at second call.

São Paulo, April 30, 2020.

Antonio Carlos Romanoski

Member of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 4, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer